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             SECURITIES AND EXCHANGE COMMISSION


                   WASHINGTON, D.C. 20549


                          FORM 11-K


[X]Annual Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934

For the fiscal year ended December 31, 1998

or

[ ]Transition Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934



For the transition period from _________________ to
_______________


Commission file number 1-44



 A.Full title of the plan and address of the plan, if different from that of the issuer named below:

  ADM EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES

 B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


               ARCHER DANIELS MIDLAND COMPANY
                          BOX 1470
                     DECATUR, IL  62525

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              ADM Employee Stock Ownership Plan
                   for Salaried Employees

             Financial Statements and Schedules


           Years ended December 31, 1998 and 1997




Contents

Report of Independent Auditors                            3

Financial Statements and Schedules

Statements of Net Assets Available for Benefits           4
Statements of Changes in Net Assets Available for Benefits5
Notes to Financial Statements                             6
Item 27(a) - Schedule of Assets Held for Investment Purposes
12
Item 27(d) - Schedule of Reportable Transactions         13

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               Report of Independent Auditors

Administrative Committee
ADM Employee Stock Ownership Plan
 for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the ADM Employee Stock Ownership
Plan for Salaried Employees as of December 31, 1998 and
1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in the relation to the basic financial statements taken as a whole.

                                        /s/ Ernst & Young
LLP

Minneapolis, Minnesota
June 21, 1999
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              ADM Employee Stock Ownership Plan
                   for Salaried Employees

Statements of Net Assets Available for Benefits

[CAPTION]

                                            December 31
                                          1998       1997
Assets
Cash                                    $           $
                                      175         $75,681
Investments (Note 1):
Cash equivalents                        -           33,762
Archer Daniels Midland Company common   244,252,419 278,906,131
stock
Pfizer Incorporated common stock        7,053,000   4,453,573
Balanced Fund                           1,603,183   1,698,057
Equity mutual funds                     5,309,524   4,696,152
Stable Value Fund                       2,347,591   1,798,212
Participant loans                       1,287,636   895,239
                                        261,853,353 292,481,126

Contributions receivable from employer 1,940,436   752,971
Contributions receivable from          2,837,125   1,087,943
employees
Loan repayment receivable              47,297      -
Net assets available for benefits      $266,678,38 $294,397,72
                                      6           1

See accompanying notes.
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              ADM Employee Stock Ownership Plan
                   for Salaried Employees

Statements of Changes in Net Assets Available for Benefits

[CAPTION]

                                        Year ended December 31
                                           1998       1997
Additions:
Contributions from Archer Daniels
Midland Company (Note 2)               $           $
                                      12,689,676  8,332,945
Contributions from participating
employees (Note 2)                     17,149,765  12,078,729
Transfer of assets from Qualified
Merged Plan                            1,228,370   2,093,336
Dividend and interest income            13,578,824  17,382,699
                                        44,646,635  39,887,709
Deductions:
Benefit payments:
Common stock                            12,158,907  9,023,935
Cash                                    8,442,674   7,970,984
                                        20,601,581  16,994,919
                                        24,045,054  22,892,790
Net realized and unrealized
depreciation in fair value of          (51,764,389 (2,462,569)
investments                            )
Net (decrease) increase                 (27,719,335 20,430,221
                                      )

Net assets available for benefits at
beginning of year
                                      294,397,721 273,967,500
Net assets available for benefits at
end of year                            $266,678,38 $294,397,72
                                      6           1


See accompanying notes.
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              ADM Employee Stock Ownership Plan
                   For Salaried Employees

                Notes to Financial Statements

                      December 31, 1998

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in commingled and mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. The participant loans are valued at cost which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the plan are currently paid by ADM and its affiliates. While it is anticipated that ADM and its affiliates will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund. There are no charges or deductions, other than taxes, that may be made against the trust fund other than those described in this summary.

Plan Year

The Plan year is the twelve-month period ending December 31, corresponding to the tax year of the company.

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              ADM Employee Stock Ownership Plan
                   For Salaried Employees

          Notes to Financial Statements (continued)


1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 1997 amounts have been reclassified to conform with the 1998 presentation.

2. Description of the Plan

General

The Plan is a defined contribution plan available to all salaried employees of the Company who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Company converted the Plan, formerly called the ADM Savings and Investment Plan, to an employee stock ownership plan (ESOP), effective April 1, 1998. Most features of the Plan, including employee and employer contributions, loans and withdrawals, and distribution options remained unchanged. IRS regulations require ESOPs to offer investment options to employees age 55 and older with ten or more years of service.

All plan assets are held and managed by Hickory Point Bank & Trust, FSB (trustee of the Plan as of October 1, 1998). The former trustee was National City Bank of Minneapolis. The trust will continue for an indefinite period of time as provided by the Plan. Hickory Point Bank & Trust, FSB is a subsidiary of ADM.

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              ADM Employee Stock Ownership Plan
                   For Salaried Employees

          Notes to Financial Statement (continued)

2. Description of the Plan (continued)

Contributions

Under the terms of the Plan effective July 1, 1997, employees electing to participate can contribute from 1% to 10% of their current covered compensation to the Plan. In addition, the Company will match 100% of the first 4% employee contribution and 50% of the next 2% employee contribution. Prior to July 1, 1997, employees were allowed to contribute from 1% to 6% of their compensation. All contributions are received from the Company in the form of Archer Daniels Midland Company common stock and are fully vested to the participant.

Participant Loans

Effective January 1, 1997, participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to
(from) the loan fund. A maximum of one loan may be outstanding to a participant at one time.

Loans are allowed only for education, medical expenses and primary home purchases. An education loan or a medical expense loan is available for up to five years, and a home purchase loan is available for up to ten years.

The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus one percent. Principal and interest is repaid ratably through payroll deductions, with payments taken from each paycheck.

Withdrawals

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted for two reasons: upon reaching age 59 1/2 and for the only specific hardship circumstances and only after receiving all loans available to the participant under the participant loan program. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions.

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              ADM Employee Stock Ownership Plan
                   For Salaried Employees

          Notes to Financial Statements (continued)


2. Description of the Plan (continued)

Plan Mergers

During the years ended December 31, 1998 and 1997, the assets and liabilities of certain savings plans covering the salaried employees of recently acquired ADM subsidiaries were merged into the Plan, as is the policy of ADM.

3. Investments

The Plan's investments are held by a bank administered trust fund. During 1998 and 1997, the Plan's investments
(including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:
[CAPTION]

                                           Net
                                     Appreciation
                                     (Depreciatio Fair Value
                                      n) in Fair      At
                                     Value During End of Year
                                         Year
Year ended December 31, 1998:
Archer Daniels Midland Company common
stock                                $(54,931,570  $244,252,41
                                    )             9
Pfizer Incorporated common stock      2,922,243     7,053,000
Balanced Fund                         27,392        1,603,183
Equity mutual funds                   156,070       5,309,524
Stable Value Fund                     61,476        2,347,591
Participant loans                     -             1,287,636
                                      $(51,764,389  $261,853,35
                                    )             3

Year ended December 31, 1997:
Cash equivalents                      $          -  $
                                                 33,762
Archer Daniels Midland Company common (4,708,595)   278,906,131
stock
Pfizer Incorporated common stock      2,049,216     4,453,573
Balanced Fund                         (279)         1,698,057
Equity mutual funds                   85,771        4,696,152
Stable Value Fund                     111,318       1,798,212
Participant loans                     -             895,239
                                      $             $292,481,12
                                    (2,462,569)   6

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              ADM Employee Stock Ownership Plan
                   For Salaried Employees

          Notes to Financial Statements (continued)

3. Investments (continued)

At December 31, 1998 and 1997, the fair value of the Archer
Daniels Midland Company common stock represented 5% or more of the Plan's net assets.

4. Transactions with Parties-in-Interest

During the two years ended December 31, 1998, the Plan had the following transactions related to Archer Daniels Midland
Company common stock:
[CAPTION]

                                             1998      1997

Number of common shares contributed       1,404,803  944,082
Number of common shares purchased         144,251    123,337
Cost of common shares purchased           $2,710,468 $2,521,433
Cash dividends received                   $2,611,681 $2,453,353
Shares received through stock dividends   643,564    600,215

Number of common shares sold              378,539    312,113
Market value of common shares sold        $7,473,031 $6,356,629
Cost of common shares sold                $1,808,559 $1,450,345

5. Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time.
Upon termination, all amounts in participants' accounts are 100% vested.

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              ADM Employee Stock Ownership Plan
                   For Salaried Employees

          Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated April 10, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's qualified status.

Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax as either income or capital gain depending on the event giving rise to the distribution and the method used.

7. Year 2000 Issue (Unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become Year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete in 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

8. Subsequent Event

The investment option that allows participants age 55 with 10 years of service to reinvest their ESOP accounts into the various investment funds maintained under the Plan became available January 1, 1999. Shares of ADM stock added to the participants' accounts after April 1, 1998 may be applied.

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                ADM Employee Stock Ownership Plan
                     for Salaried Employees

                        EIN:  41-0129150
                            Plan #020

Item 27(a) - Schedule of Assets Held for Investment Purposes

December 31, 1998

[CAPTION]

                           Description of
   Identity of Issue,        Investment                 Current
       Borrower,         Including Maturity    Cost      Value
Lessor or Similar Party     Date, Rate of
                          Interest, Par or
                           Maturity Value

Archer Daniels Midland    14,262,915 shares
Company*                 of common stock     $101,567,5 $244,252,41
                                           51         9

Pfizer Incorporated       56,424 shares of
                        common stock
                                           1,216,121  7,053,000

Equity Mutual Funds:
Vanguard--S&P 500 Index
Fund                     46,460 units
                                           5,304,776  5,294,115
T. Rowe Price--Mid-Small
Cap Equity Fund          452 units
                                           15,409     15,409
Total Equity Mutual Fund
                                           5,320,185  5,309,524

Invesco--Stable Value     2,347,591 shares of
Fund                     common stock
                                           2,347,591  2,347,591

Vanguard--Balanced Fund   54,623 units
                                           1,604,275  1,603,183

Participant loans         Various notes
                        bearing interest at
                        9.25% to 9.50%
                                           0          1,287,636
Total Assets Held for Investment Purposes    $112,055,7 $261,853,35
                                           23         3

*Indicates party-in-interest.
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                        ADM Employee Stock Ownership Plan
                             for Salaried Employees

                                EIN:  41-0129150
                                    Plan #020

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998
[CAPTION]

                                                                            Current
                                                                             Value
                                            Purchase  Selling     Cost    of Asset on  Net
Identity of Party   Description of Asset/    Price     Price    of Asset  Transaction Gain/
    Involved             Transaction                                         Date     (Loss
                                                                                        )

Category (iii)-- Series of Transactions in
Excess
of 5% of Net Assets

National City Bank  Prime Cash Money Market
                  Fund:
                    Purchased 10,160,392
                    shares                 $10,160,39           $10,160,39 $10,160,392
                    in 110 transactions    2                    2
                    Sold 10,194,153 shares
                    in                               $10,194,15             10,194,153   $ -
                    75 transactions                  3          10,194,153

There were no category (i), (ii) or (iv) transactions for the year ended December 31, 1998.

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                            Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                    ARCHER DANIELS MIDLAND COMPANY


                    /s/Douglas J. Schmalz
                    Douglas J. Schmalz
                    Vice President and Chief Financial Officer

Dated:  June 28, 1999
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